legal & compliance, llc

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

CRAIG D. LINDER, ESQ.***

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

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* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

August 16, 2018

VIA ELECTRONIC EDGAR FILING

Isaac Esquivel

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Form 10-K for the year ended December 31, 2017
Form 10-K for the year ended December 31, 2016
Response dated June 29, 2018
File No. 000-51640

Dear Mr. Esquivel:

We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Bryan McLaren, Chief Executive Officer of Zoned Properties, Inc. (the “Company”) dated August 2, 2018 (the “Staff’s Letter”). We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-K for the year ended December 31, 2017

Note 12. Concentrations, page F-21

Comment 1. We note your response to comment 1. Please update the table provided to assess significance of the Related Party Properties as of and for the six months ended June 30, 2018.

Response: As requested, set forth below is a table that has been updated to reflect the data as of and for the six months ended June 30, 2018. As of June 30, 2018, the Company leased a total of five properties (in Tempe, AZ; Chino Valley, AZ; Gilbert, AZ; Green Valley, AZ; and Kingman, AZ). Four of such properties (in Tempe, AZ; Chino Valley, AZ; Green Valley, AZ; and Kingman, AZ) were leased to related parties (each, a “Related Party Property” and collectively, the “Related Party Properties”). The Company’s Gilbert, AZ property is leased to an unaffiliated third party.

Kristi Marrone

Securities and Exchange Commission

August 16, 2018

As of and for the six months ended June 30, 2018, the asset and revenue concentrations for each individual Related Party Property, by property and by tenant, are as follows:

		For the Three Months Ended March 31, 2018		For the Three Months Ended June 30, 2018		For the Six Months Ended June 30, 2018		As of June 30, 2018
Related Party Property	Related Party Tenant	Total Revenues ($)	Percent of Revenues	Total Revenues ($)	Percent of Revenues	Total Revenues ($)	Percent of Revenues	Total Assets ($)	Percent of Total Assets

Tempe, AZ	C3C3 Group, LLC	$183,275.00	34.4%	$-	0.0%	$183,275.00	25.7%	$-	0.0%
Chino Valley, AZ	C3C3 Group, LLC	250,563.00	47.0%	-	0.0%	250,563.00	35.2%	-	0.0%
	Total C3C3 Group, LLC	433,838.00	81.4%	-	0.0%	433,838.00	60.9%	-	0.0%

Tempe, AZ	AC Management	5,130.00	1.0%	-	0.0%	5,130.00	0.7%	-	0.0%
	Total AC Management	5,130.00	1.0%	-	0.0%	5,130.00	0.7%	-	0.0%

Green Valley, AZ	Broken Arrow Herbal Center, Inc.	36,313.00	6.8%	8,114.00	4.5%	44,427.00	6.2%	487,685.00	5.9%
Chino Valley, AZ	Broken Arrow Herbal Center, Inc.	-	0.0%	74,122.00	41.5%	74,122.00	10.4%	2,494,956.00	30.1%
	Total Broken Arrow Herbal Center, Inc.	36,313.00	6.8%	82,236.00	46.0%	118,549.00	16.6%	2,982,641.00	36.0%

Kingman, AZ	CJK, Inc.	45,793.00	8.6%	8,672.00	4.9%	54,465.00	7.7%	278,503.00	3.4%
Tempe, AZ	CJK, Inc.	-	0.0%	75,517.00	42.3%	75,517.00	10.6%	3,866,301.00	46.7%
	Total CJK, Inc.	45,793.00	8.6%	84,189.00	47.2%	129,982.00	18.3%	4,144,804.00	50.1%

Total—Related Party Properties and Note Receivable		521,074.00	97.7%	166,425.00	93.2%	687,499.00	96.6%	7,127,445.00	86.0%

Total—All Properties and Note Receivable		$533,261.00	100.0%	$178,641.00	100.0%	$711,902.00	100.0%	7,407,153.00	89.4%

Total Unallocated Assets								878,707.00	10.6%

Total Assets								$8,285,860.00	100.0%

Kristi Marrone

Securities and Exchange Commission

August 16, 2018

Comment 2. We note your response to comment 4. As previously requested, please tell us the date of the most recently received financial statements of C3C3.

Response: In the Company’s March 6, 2018 letter to the Staff, the Company indicated that (i) if the Company agreed to keep such financial statements confidential, the related party tenants would provide, among other things, C3C3 Group, LLC’s (“C3C3”) and AC Management’s unaudited financial statements to the Company for review, and (ii) following execution of a confidentiality agreement, C3C3 and AC Management supplied internal unaudited financial statements that appear not to be in compliance with generally accepted accounting principles. To clarify, the Company has never received separate financial statements (audited or unaudited) for C3C3. The Company’s understanding is that C3C3 does not have separate financial statements and that any operations of C3C3 are consolidated in the financial statements of AC Management. To date, as indicated in the Company’s June 29, 2018 letter to the Staff, the Company has received the following financial statements:

(a)	Unaudited financial statements as of December 31, 2017 from Broken Arrow Herbal Center, Inc. (“Broken Arrow”),
(b)	Unaudited financial statements as of December 31, 2017 from CJK, Inc. (“CJK”),
(c)	Unaudited financial statements as of December 31, 2017 from AC Management,
(d)	Audited financial statements as of December 31, 2016 from Broken Arrow, and
(e)	Audited financial statements as of December 31, 2016 from CJK.

Comment 3. We note your response to comment 6 in which you state that the New Broken Arrow Lease and the New CJK Lease replaced the C3C3 leases. Please clarify the relationship between the Broken Arrow, CJK and C3C3 leases, including the existence of any master lease arrangements.

Response: As noted previously, the execution of each of the May 2018 Broken Arrow Lease Agreement (the “New Broken Arrow Lease”) and the May 2018 CJK Lease Agreement (the “New CJK Lease” and together with the Broken Arrow Lease, the “New Leases”), which replaced the C3C3 leases, were contingent upon obtaining a guarantee of payment and performance directly from Alan Abrams and each related party tenant entity. Pursuant to the terms of the New Leases, the respective related party tenant’s obligations under the respective New Lease must be guaranteed by the guarantor, and each New Lease was not effective until the guaranty had been executed and delivered to the Company. Aside from this, there is no relationship between the New Leases and the C3C3 leases. In addition, there are no cross-default, master lease or other arrangements among the New Leases and/or the C3C3 leases.

If the Staff has any comments regarding this letter, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kristi Marrone/U.S. Securities and Exchange Commission

Bryan McLaren/Zoned Properties, Inc.